

CPLS, P.A.

The Center for Professional Legal Services

Attorneys | Executive Consultants | Mediators

March 17, 2017

Lis R. Oliveira Sommerville
President
City Catt, Inc.
2835 Oconnell Dr
Orlando, Florida 34741

Via Email Only: info@citycatt.com; ovelhinhali@gmail.com

Re: City Catt, Inc, Inc.
CPLS File No. 2560-2
Copy of Corporate Records

Dear Ms. Sommerville:

This letter confirms that we have completed the Incorporation process for City Catt, Inc. The corporation was incorporated on February 16, 2017 and Restated and Amended Articles of Incorporation were filed with the State of Florida on March 9, 2017. We completed the Incorporation process and you executed the other documents to complete the incorporation process, which are dated March 10, 2017. Although you elected to leave your corporate kit with our offices, I am enclosing a copy of the same herewith for your files; you may pick up the original kit and documents at any time, or ask us to forward it to you via US Mail. Included are the following:

1. A Certificate from the Secretary of the State of Florida indicating that the Articles of Incorporation have been filed.

2. Articles of Incorporation.

3. Corporate Action by Sole Director of Hidden Mart, Inc.

4. Bylaws of Hidden Mart, Inc.

5. Share Certificates for the corporation, including the issued common and preferred shares of stock issued, and the blank certificates.

6. Employer Identification Number letter for the IRS.

As I explained to you in our meeting it is important to use the corporate seal whenever acting in the official capacity of the corporation. The Corporation seal is the corporate kit at our offices. Additionally, when you sign anything on behalf of the corporation please

BYLAWS
OF
CITY CATT, INC.

ARTICLE I. MEETINGS OF SHAREHOLDERS

Section 1. Annual Meeting. The annual meeting of the shareholders of this Corporation shall be held on the last business day of January at 11:00 a.m., or at such other date and/or time as shall be designated from time to time by the Board of Directors and stated in the notice of meeting. Business transacted at the annual meeting shall include the election of directors of the Corporation.

Section 2. Special Meetings. Special meetings of the shareholders of the Corporation shall be held when directed by the President or by the Board of Directors, or when requested in writing by the holders of not less than ten percent (10%) of all of the shares entitled to vote at the meeting. A meeting requested by shareholders shall be called for a date not less than ten (10) nor more than sixty (60) days after the request is made, unless the shareholder(s) requesting the meeting designate a later date. The call for the meeting shall be issued by the Secretary, unless the President, Board of Directors or shareholder(s) calling the meeting shall designate another person to do so.

Section 3. Place. Meetings of shareholders shall take place at the principal offices of the Corporation or at such other place within or without the State of Florida as the Board of Directors may designate from time to time. Meetings of shareholders may be held telephonically or via video conferencing.

Section 4. Notice. Written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which it is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the meeting, either personally or by first class mail, by or at the direction of the Secretary or by the shareholders calling the meeting to each shareholder of record entitled to vote at such meeting. If such notice is mailed at least thirty (30) days before the date of the meeting, it may be mailed by a class of mail other than first class. If mailed, such notice shall be deemed to be delivered when deposited in the United States mails addressed to the shareholder at his address as it appears on the stock transfer books of the Corporation, with postage prepaid thereon. In addition to the above notice procedure, the shareholders may be notified via electronic mail ("e-mail"). If a shareholder, director or officer notifies the shareholders of a meeting via e-mail, the notice shall also be served via U.S. Mail, UPS or FedEx delivery. The shareholders shall notify the secretary of the Corporation of their e-mail address within 30 days of becoming a shareholder and within 30 days of any changes in their e-mail address.

Section 5. Notice of Adjourned Meetings. When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and at the adjourned meeting any business may be transacted which might have been transacted on the original date of the meeting. If, however, the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given as provided in Section 4 of this Article to each shareholder of record on the new record date who is entitled to vote at such meeting.

Section 6. Closing Of Transfer Books And Fixing Record Date. For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other purpose, the Board of Directors may provide that the stock transfer books of the Corporation shall be closed as of a specific date and for a stated period not to exceed sixty (60) days. If the stock transfer books shall be closed for the purpose of determining the shareholders who are entitled to vote at a meeting of shareholders, such books shall be closed for at least ten (10) days prior to the date of such meeting.

In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any determination of shareholders, such date, in any case, not to be more than sixty (60) nor less than ten (10) days prior to the date on which the particular action requiring such determination of shareholders is to be taken.

If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice or to vote at a meeting of shareholders, or of shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders.

When a determination of shareholders entitled to vote at any meeting has been made as provided in this section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date for the adjourned meeting.

Section 7. Voting Record. If the Corporation has six (6) or more shareholders, the Secretary shall make, at least ten (10) days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting, with the address of and the number of shares held be each such shareholder. For a period of not less than ten (10) days prior to such meeting, the list shall be kept on file at the registered office of the Corporation, at the principal

2

place of business of the Corporation or at the office of the transfer agent or registrar of the Corporation and any shareholder of the Corporation shall be entitled to inspect the list at any time during usual business hours. The list shall also be produced and kept open at the time and place of the meeting and shall be subject to inspection by any shareholder at any time during the meeting.

If the requirement of this Section have not been substantially complied with, the meeting shall, on the demand, in person or by proxy, of any shareholder, be adjourned until the requirements are complied with. If no such demand is made, any failure to comply with any requirement of this section shall not affect the validity of any action taken at such meeting.

Section 8. Shareholder Quorum And Voting. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders.

If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders unless otherwise provided by law or by the Articles of Incorporation of the Corporation or any amendment thereto.

After a quorum has been established at a shareholders' meeting, the subsequent withdrawal of shareholder(s) so as to reduce the number of shareholders entitled to vote at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting or any adjournment thereof before or after such withdrawal or withdrawals.

Section 9. Voting of Shares.

A. Unless otherwise provided by the Articles of Incorporation of the Corporation or any amendment thereto, each outstanding share shall be entitled to one vote (and each fractional share shall be entitled to a proportionate fractional vote) on each matter submitted to a vote at a meeting of shareholders.

B. Treasury shares, shares of stock of this Corporation owned or controlled by a corporation the majority of the voting stock of which is owned or controlled by this Corporation and shares of stock held by this Corporation in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of shares outstanding at any given time.

C. A shareholder may vote either in person or by proxy executed in writing by the shareholder or his duly authorized attorney-in-fact.

D. At each election for directors, every shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected at that time and for whose election he has a right to vote.

E. Shares standing in the name of another corporation, domestic or foreign, may be voted by the officer, agent or proxy designated by the bylaws of the corporate shareholder; or, in the absence of any applicable bylaw, by such person as the Board of Directors of the corporate shareholder may designate. Proof of such designation may be made by presentation of a certified copy of the bylaws or other instrument of the corporate shareholder. In the absence of any such designation, or in case of conflicting designations by the corporate shareholder, the chairman of the board, president, any vice president, secretary and treasurer of the corporate shareholder shall be presumed to possess, in that order, authority to vote such shares.

F. Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer into his name as trustee.

G. Shares held in the name of more than one person shall be voted in the manner that they shall unanimously agree upon or as the person or persons authorized in writing to act for such persons shall direct. If such persons shall be unable to agree, the shares shall be voted as if each such person shall own outright his or her proportion of such shares. For example, if 100 shares are owned by a husband and wife as joint tenants with right of survivorship and if they are unable to agree as to how their shares shall be voted on any particular matter, then the husband shall be entitled to 50 votes and the wife shall be entitled to 50 votes on such issue.

H. Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority to do so is contained in an appropriate order of the court by which such receiver was appointed.

I. A shareholder whose shares are pledged shall be entitled to vote such shares until the shares shall have been transferred into the name of the pledgee on the books of the Corporation, and, thereafter, the pledgee or his nominee shall be entitled to vote the shares so transferred.

J. On and after the date on which written notice of redemption of redeemable shares has been mailed to the holders and a sum sufficient to redeem such shares has been deposited with a bank or trust company with irrevocable instruction and authority to pay the redemption price to the holders thereof upon surrender of certificates therefor, such shares shall not be entitled to vote on any matter and shall not be deemed to be outstanding shares.

Section 10 Proxies.

A. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting of shareholders or a shareholder's duly authorized attorney-in-fact may authorize another person or persons to act for him by proxy.

B. Every proxy must be signed by the shareholder or his attorney-in-fact. No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable.

C. The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy unless, before the authority is exercised, written notice of an adjudication of such competence or of such death is received by the corporate officer responsible for maintaining the list of shareholders.

D. If a proxy for the same shares confers authority upon two or more persons and does not otherwise provide, a majority of such persons present at the meeting, or, if only one is present, then that one, may exercise all the powers conferred by the proxy; but if the proxy holders present at the meeting are equally divided as to the right and manner of voting in any particular case, the voting of such shares shall be prorated.

E. If a proxy expressly so provides, any proxy holder may appoint in writing a substitute to act in his place.

Section 11. Conduct Of Meeting.
Meetings of the shareholders shall be presided over by one of the following officers in order of seniority and if present and acting: The Chairman of the Board, if any; the President; or the Vice President, if any; or if none of the foregoing is present or is willing to act, by a chairman to be chosen by the shareholders at the meeting. The Secretary of the Corporation, or in his absence, an assistant secretary, shall act as secretary of the meeting; or if neither of the foregoing persons is present or is willing to act, the chairman of the meeting shall appoint a secretary of the meeting.

Section 12. Order of Business. The order of business of all meetings of shareholders shall be as follows:

(a) Call to order.
(b) Proof of Notice of Meeting or Waiver of Notice.
(c) Reading of Minutes of preceding meeting.
(d) Reports of officers.
(e) Election of Directors, when applicable.
(f) Unfinished business, if any.
(g) New Business.

Section 13. Voting Trusts.

A. Any number of shareholders of this Corporation may create a voting trust for the purpose of conferring upon a trustee or trustees the right to vote or otherwise represent their shares, as provided by law. Where the counterpart of a voting trust agreement and the copy of the record of the holders of voting trust certificates has been deposited with the Corporation as provided by law, such documents shall be subject to the same right of examination by a shareholder of the Corporation, in person or by agent or attorney, as are the books and records of the Corporation, and by any holder of record of a voting trust certificate, either in person or by agent or attorney, at any reasonable time for any proper purpose.

B. Notwithstanding the foregoing, if this Corporation has elected to be treated as an "S corporation" for Federal income tax purposes and if the existence of a voting trust would disqualify the Corporation from said tax treatment for any reason whatsoever, such voting trust may not be established and any attempt to create such trust shall be void ab initio.

Section 14. Shareholders Agreements. Two (2) or more shareholders of this Corporation may enter into an agreement providing for the exercise of voting rights in the manner provided in the agreement or relating to the sale or other disposition of their shares or to any phase of the affairs of the Corporation as provided or permitted by law. Nothing contained in any such agreement shall impair the right of the Corporation to treat the shareholders of record as entitled to vote the shares standing in their respective names.

The effect of any shareholders agreement authorized by Florida Statutes Section 607.0732 as it presently exists or as it may be amended shall be to relieve the directors and impose upon the shareholders assenting thereto the liability for managerial acts or omissions that are imposed on directors by law and which are governed and controlled by or in the manner provided in the shareholders agreement, to the extent that, and so long as, the discretion or powers of the

Board of Directors, in its management of corporate affairs are controlled by the provisions of any such agreement.

Section 15. Action By Shareholders Without A Meeting.

A.   Any action required by law, these Bylaws or by the Articles of Incorporation of this Corporation to be taken at any annual or special meeting of shareholders of the Corporation, or any action which may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing (which may also be a consent in writing by the directors of the Corporation as hereinafter provided) setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders at which all shares entitled to vote thereon were present and voted.   In order to be effective the action must be evidenced by one or more written consents describing the action taken, dated and signed by approving shareholders having the requisite number of votes of each voting group entitled to vote thereon, and delivered to the Corporation by delivery to its principal office in this state, its principal place of business, the corporate secretary, or another officer or agent of the corporation having custody of the book in which proceedings of meetings of shareholders are recorded. No written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the date of the earliest dated consent delivered in the manner required by this section, written consents signed by the number of holders required to take action are delivered to the Corporation by delivery as set forth in this Section.

B.   Any written consent may be revoked prior to the date that the corporation receives the required number of consents to authorize the proposed action. No revocation shall be effective unless in writing and until received by the Corporation at its principal office or received by the corporate Secretary or other officer or agent of the Corporation having custody of the book in which proceedings of meetings of shareholders are recorded.

C. Within 10 days after obtaining such authorization by written consent, notice shall be given to those shareholders who have not consented in writing or who are not entitled to vote on the action. The notice shall fairly summarize the material features of the authorized action and, if the action be such for which dissenters' rights are provided by law, the notice shall contain a clear statement of the right of shareholders dissenting therefrom to be paid the fair value of their shares upon compliance with further provisions of this act regarding the rights of dissenting shareholders.

D. A consent signed under this Section has the effect of a meeting vote and may be described as such in any document.

ARTICLE II. DIRECTORS

Section 1. Function. Except as otherwise provided by law, the Articles of Incorporation of this Corporation or these Bylaws, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, the Board of Directors.

Section 2. Qualification. Directors need not be residents of the State of Florida or shareholders of this Corporation.

Section 3. Compensation. The Board of Directors shall have authority to fix the compensation of directors.

Section 4. Duties of Directors.

A. A director shall perform his duties as a director, including his duties as a member of any committee of the Board of Directors upon which he may serve, in good faith, in a manner he reasonable believes to be in the best interests of the Corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances.

B. In performing his duties, a director shall be entitled to rely on information, opinions, reports or statements, and other financial data, in each case prepared or presented by:

(a) one or more officers or employees of the Corporation whom the director reasonably believes to be reliable and competent in the matters presented;

(b) counsel, public accountants or other persons as to matters which the director reasonably believes to be within such person's professional or expert competence; or

(c) a committee of the Board of Directors upon which he does not serve, duly designated in accordance with a provision of the Articles of Incorporation or these Bylaws, to matters within its designated authority, which committee the director reasonably believes to merit confidence.

C. A director shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance described above to be unwarranted.

D. A person who performs his duties in compliance with this section shall have no liability by reason of being or having been a director of the Corporation.

Section 5. Presumption of Assent. A director of the Corporation who is present at a meeting of its Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless he votes against such action or abstains from voting in respect thereto because of an asserted conflict of interest.

Section 6. Number of Directors. This Corporation shall have one (1) directors; provided, however, that the number of directors may be increased or decreased (but shall never be less than one (1)) from time to time by an amendment to these Bylaws or by a resolution duly adopted by the Board of Directors, but no decrease shall have the effect of shortening the term of any incumbent director.

Section 7. Election And Term. Each person named in the Articles of Incorporation as a member of the initial Board of Directors shall hold office until the first annual meeting of shareholders, and until his successor shall have been elected and qualified or until his earlier resignation, removal from office or death.

At the first annual meeting of shareholders and at each annual meeting thereafter, the shareholders shall elect director(s) to hold office until the next succeeding annual meeting. Each director shall hold office for the term for which he is elected and until his successor shall have been elected and qualified or until his earlier resignation or death.

Section 8. Resignation. Any director of the Corporation may resign at any time by giving his resignation to the President or the Secretary. Such resignation shall take effect at the time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 9. Vacancies. Any vacancy occurring on the Board of Directors, including any vacancy created by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall hold office only until the next election of directors by the shareholders.

Section 10. Removal Of Directors. At a meeting of shareholders called expressly for that purpose, any director or the entire Board of Directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors.

Section 11. Quorum And Voting. A majority of the number of directors fixed by these Bylaws shall constitute a quorum for the transaction of business. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 12. Director Conflicts of Interest. No contract or other transaction between this Corporation and one or more of its directors or any other corporation, firm association or entity in which one or more of the directors of this Corporation are directors or officers or are financially interested, shall be either void or voidable because of such relationship or interest or because such director or directors are present at the meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction or because his or their votes are counted for such purpose, if:

(a) The fact of such relationship or interest is disclosed or known to the Board of Directors or committee which authorizes, approves or ratifies the contract or transaction by a vote or consent sufficient for the purpose without counting the vote(s) or consent(s) of such interested directors; or

(b) The fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent; or

(c) The contract or transaction is fair and reasonable as to the Corporation at the time it is authorized by the Board of Directors, a committee thereof or the shareholders.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction.

Section 13. Executive And Other Committees. The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members an executive committee and one or more other committees each of which, to the extent provided in such resolution shall have and may exercise all the authority of the Board of Directors, except that no such committee shall have the authority to:

(a) approve or recommend to shareholders action or proposals required by law to be approved by shareholders;

(b) designate candidates for the office of director, for purposes of proxy solicitation or otherwise;

(c) fill vacancies on the Board of Directors or any committee thereof;

(d) amend the Bylaws;

(e) authorize or approve the reacquisition of shares unless pursuant to a general formula or method specified by the Board of Directors; or

(f) authorize or approve the issuance or sale of, or any contract to issue or sell, shares or designate the terms of a series of a class of shares, except that the Board of Directors, having acted regarding general authorization for the issuance or sale of shares, or any contract therefor, may, pursuant to a general formula or method specified by the Board of Directors, by resolution or by adoption of a stock option or other plan or plans, authorize a committee to fix the terms of any contract for the sale of shares and to fix the terms upon which such shares may be issued or sold, including, without limitation, the price, the rate or manner of payment of dividends, provisions for redemption, sinking fund, conversion, voting or preferential rights, and provisions for other features of a class of shares, or a series of a class of shares, with full power in such committee to adopt any final resolution setting forth all the terms thereof and to authorize the statement of the terms of a series for filing with the Department of State of the State of Florida.

The Board of Directors, by resolution adopted in accordance with this Section, may designate one or more directors as alternate members of any such committees, who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 14. Place of Meetings. Regular meetings of the Board of Directors may be held, within or without the State of Florida, at such place as the Board of Directors may from time to time determine; in the absence of any such determination, all such meeting shall be held at the principal offices of the Corporation. Meetings of shareholders may be held telephonically or via video conferencing.

Section 15. Time, Notice And Call Of Meetings.

A. A regular meeting of the Board of Directors shall be held without notice immediately following each annual meeting of shareholders. Written notice of the time and place of special meetings of the Board of Directors shall be given to each director either by personal delivery, by first class mail, electronic mail, or text message at least two (2) days before the meeting. No notice need be given of meeting that are scheduled by the Board of Directors at regular fixed intervals so long as each director shall have actual notice of such interval.

B. Notice of a meeting of the Board of Directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting and a waiver of any and all objections to the place of the meeting, or the manner in which it has been called or convened except when a director states at the beginning of the meeting any objections to the transaction of business because the meeting is not lawfully called or convened.

C. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

D. A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjournment shall be given to the then directors who were not present at the time of the adjournment in accordance with this Article II, Section 15.A and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors.

E. Meetings of the Board of Directors may be called by the Chairman of the Board, by the President of the Corporation, or by any two (2) directors.

F. Members of the Board of Directors may participate in any meeting of the Board by means of a telephone conferencing, video conferencing, or similar communications equipment by means of which all persons present can hear each other at the same time. Participation by such means shall constitute presence in person at such meeting.

Section 16. Action Without A Meeting. Any action required to be taken at a meeting of the directors of the Corporation, or any action which may be taken at a meeting of the directors or a committee of the Board, may be taken without a meeting if a consent in writing, setting forth the action so taken, signed by all of the directors, or all of the members of a committee, as the case may be, is filed in the minutes of the proceedings of the Board of Directors or of the committee. Such consent shall have the same effect as a unanimous vote. Such consent of the members of the Board of Directors may be a joint consent of the shareholders and directors as provided by Article I, Section 15 of these Bylaws.

ARTICLE III. OFFICERS

Section 1. Officers. The officers of this Corporation shall consist of a President, a Secretary and a Treasurer, each of whom shall be elected by a majority of the Board of Directors (at such time as the Board of Directors shall determine) and shall serve until their respective successors are chosen and have qualified. Such vice president or other officers and assistant officers and agents as may be deemed necessary or desirable may be elected or appointed by the Board of Directors from time to time. Any two (2) or more offices may be held by the same person. The failure to elect a President, Secretary or Treasurer shall not affect the existence of this Corporation.

Section 2. Duties. The officers of this Corporation shall have the following duties:

The President shall be the chief executive officer of the Corporation and shall be the Chairman of the Board of Directors, unless he shall not also be a director or unless the Board of Directors shall select another director to serve as Chairman of the Board. The President shall have general and active management of the business and affairs of the Corporation, subject to the direction of the Board of Directors, and shall preside at all meetings of the shareholders unless the Board of Directors shall determine otherwise.

The Secretary shall have custody of, and maintain, all of the corporate records except the financial records; shall record the minutes of all meetings of the shareholders and the Board of Directors; shall send out all notices of meetings; and shall perform such other duties as may be prescribed by the Board of Directors or the President.

The Treasurer shall have custody of all corporate funds and financial records, shall keep full and accurate accounts of receipts and disbursements and render accounts thereof at the annual meetings of shareholders and whenever else requested by the Board of Directors or the President, and shall perform such other duties as may be prescribed by the Board of Directors or by the President.

Section 3. Removal Of Officers.

A. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors or Shareholders at any time, with or without cause.

B Any vacancy however occurring in any office may be filled by the Board of Directors.

C. The removal of any officer or agent shall be without prejudice to the contract rights, if any, of the person so removed; provided, however, that the election or appointment of any officer or agent shall not in itself create any contract rights.

ARTICLE IV. STOCK CERTIFICATES

Section 1. Issuance. The Corporation may, but need not, issue Stock Certificates evidencing the ownership of its shares. The Board of Directors shall determine if stock certificates are to be issued and, if so, the form of such certificate. If stock certificates are not issued, the President and Secretary shall send a Statement In Lieu Of Stock Certificate to each shareholder as required by Florida Statutes Section 607.0626(2).

Section 2. Form.

A. Certificates, if any, representing shares in this Corporation shall be signed by the President or Vice President and by the Secretary or an Assistant Secretary and may be sealed with the seal of this Corporation or a facsimile thereof.

B. Every certificate representing shares which are restricted as to the sale, disposition or other transfer of such shares shall state that such shares are restricted as to transfer and shall set forth or fairly summarize upon the certificate, or shall state that the Corporation will furnish to any shareholder upon request and without charge a full statement of, such restrictions.

C. Each certificate representing shares in this Corporation shall be in such form as shall be determined by the Board of Directors and shall state upon the face thereof: that the Corporation is organized under the laws of the state of Florida; the name of the person or persons to whom issued; the number and class of shares, and the designation of the series, if any, which such certificate represents; and the par value of each share represented by such certificate, or a statement that the shares are without par value.

Section 3. Transfer of Shares. The Corporation shall register a stock certificate presented to it for transfer if the certificate is properly endorsed by the holder of record or by his duly authorized attorney or representative. The Corporation may, in the sole discretion of the Secretary, require that such signature be acknowledged before a notary public or guaranteed by a commercial bank or trust company or by a member of the New York or American Stock

Exchange. Only transfers of shares registered in accordance with this Section shall be recognized by the Corporation.

Section 4. Lost, Stolen Or Destroyed Certificates. The Corporation shall issue a new stock certificate in the place of any certificate previously issued if the holder of record of the certificate: (a) makes proof in affidavit form that it has been lost, destroyed or wrongfully taken; (b) requests the issuance of a new certificate in writing before the Corporation has received notice that the certificate has been acquired by a purchaser for value in good faith and without notice of any adverse claim; (c) gives bond in such form as the Board of Directors, in its discretion, may (or may not) require, to indemnify the Corporation, the transfer agent and registrar against any claim that may be made on account of the alleged loss, destruction or theft of the certificate; and (d) satisfies any other reasonable requirements imposed by the Corporation.

ARTICLE V. BOOKS AND RECORDS

Section 1. Books And Records. This Corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its shareholders, Board of Directors and committees of directors.

This Corporation shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its shareholders, and the number, class and series, if any, of the shares held by each.

Any books, records, and minutes may be in written form or in any other form capable of being converted into written form within a reasonable time.

Section 2. Shareholders' Inspection Rights. To the extent required by Florida Statutes Section 607.1602, any shareholder of this Corporation shall be entitled to inspect and copy any of the records of the Corporation, during regular business hours and at the Corporation's principal office, if such shareholder gives the Corporation written notice demand at least five (5) business days before the date on which he wishes to inspect and copy.

Section 3. Financial Information. Unless provided otherwise by a resolution duly adopted by the shareholders of the Corporation, not later that one hundred twenty (120) days after the close of each fiscal year of the Corporation, this Corporation shall prepare a balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of its fiscal year and a profit and loss statement showing the results of the operations of the Corporation during its fiscal year.

Upon the written request of any shareholder or holder of voting trust certificates for shares of the Corporation, the Corporation shall mail to such shareholder or holder of voting trust certificates a copy of the most recent such balance sheet and profit and loss statement.

Copies of the balance sheets, profit and loss statements, and federal and state income tax returns, if any, of this Corporation shall be kept for at least five (5) years and shall be subject to inspection during business hours by any shareholder or holder of voting trust certificates, in person or by agent.

ARTICLE VI. DIVIDENDS

The Board of Directors of this Corporation may, from time to time, declare and the Corporation may pay dividends on its shares in cash, property or its own shares, except when the Corporation is insolvent or when the payment thereof would render the Corporation insolvent or when the declaration or payment thereof would be contrary to any restrictions contained in the articles of Incorporation, subject to the following provisions:

(a) Dividends in cash or property may be declared and paid, except as otherwise provided in this Article, only out of the unreserved and unrestricted earned surplus of the Corporation or out of capital surplus.

(b) Dividends may be declared and paid in the Corporation's treasury shares.

(c) Dividends may be declared and paid in the Corporation's authorized, but unissued, shares out of any unreserved and unrestricted surplus of the Corporation upon the following conditions:

(1) If a dividend is payable in shares having a par value, such shares shall be issued at not less than the par value thereof and there shall be transferred to stated capital at the time such dividend is paid in an amount of surplus equal to the aggregate par value of the shares to be issued as a dividend.

(2) If a dividend is payable in shares without par value, such shares shall be issued at such stated value as shall be fixed by the Board of Directors by resolution adopted at the time such dividend is declared, and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate stated value so fixed in respect of such shares; and the amount per share so transferred to stated capital shall be disclosed to the shareholders receiving such dividend concurrently with the payment thereof.

(d) A split-up or division of the issued shares of any class into a greater number of shares of the same class without increasing the stated capital of the Corporation shall not be construed to be a share dividend.

ARTICLE VII. GENERAL PROVISIONS

Section 1. Seal. The Board of Directors may, but need not, provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal" and "Florida". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

Section 2. Deposits. The Board of Directors shall select, or authorize the selection of, one or more banks, trust companies or other depositories in which the funds of the Corporation not otherwise employed shall, from time to time, be deposited to the credit of the Corporation. All checks and drafts on the Corporation's bank accounts and all other instrument for the payment of money shall be signed by such officer or officers or other person or persons as shall be thereunto authorized from time to time by the Board of Directors.

Section 3. Voting Securities Held By The Corporation. Unless otherwise ordered by the Board of Directors, the President shall have full power and authority on behalf of the Corporation to attend, to act and to vote at any meeting of security holders of other corporations in which the Corporation may hold securities. At such meetings, the President shall possess and may exercise any and all rights and powers incident to the ownership of such securities which the Corporation might have possessed and exercised if it had been present. The Board of Directors may, from time to time, confer like powers upon any other person or persons.

Section 4. Shareholders Agreements. Whenever any provision of any agreement which relates to the business or affairs of the Corporation and to which shareholders of the Corporation who hold shares of the Corporation which are entitled to a majority vote are parties is inconsistent with one or more provisions of these Bylaws, then the provisions of such agreement shall control and the provisions of these Bylaws which are inconsistent therewith shall be of no force or effect during the term of said agreement.

Notwithstanding the foregoing, if any of the shares of this Corporation are owned by more than one hundred (100) shareholders, the provisions of this Section 4 of Article VII stated above shall not apply to the extent, if any, to which they are inconsistent with the provisions of Florida Statutes Section 607.0732 as it presently exists or may be amended.

ARTICLE VIII. AMENDMENT

These Bylaws may be repealed or amended, and new bylaws may be adopted, by either the Board of Directors or the shareholders, but the Board of Directors may not amend or repeal any bylaw adopted by the shareholders unless the shareholders specifically provided in such bylaw that such bylaw is subject to amendment or repeal by the Board of Directors.

I HEREBY CERTIFY that the foregoing bylaws of CITY CATT, INC.. are the bylaws duly adopted by the shareholders of the corporation, pursuant to the action by unanimous written consent of the shareholders of CITY CATT, INC..



Dated: 03/10/17

LIS REJANE OLIVEIRA-SOMMERVILLE
Incorporator and
Sole Director Listed in
Articles of Incorporation